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Exhibit 99.1

(Guangshen Railway Company Limited Logo)
(a joint stock limited company incorporated in the People's Republic of China) Stock Code: 525


ANNOUNCEMENT OF RESULTS OF
CLASS MEETING OF HOLDER OF DOMESTIC SHARES,
CLASS MEETING OF HOLDERS OF H SHARES
AND EXTRAORDINARY GENERAL MEETING
HELD ON 20 JANUARY 2006


The Board is pleased to announce that the Domestic Shareholder's Class Meeting, the H Shares Shareholders' Class Meeting and the EGM were held on 20 January 2006. All resolutions as set out in the notice of the Domestic Shareholder's Class Meeting, the notice of the H Shares Shareholders' Class Meeting and the notice of the EGM were duly passed.

Terms defined in the circular (the "Circular") of Guangshen Railway Company Limited (the "Company") dated 8 December 2005 shall have the same meanings when used herein.

The Company held the class meeting of holder of Domestic Shares (the "Domestic Shareholder's Class Meeting"), the class meeting of holders of H Shares (the "H Shares Shareholders' Class Meeting") and the extraordinary general meeting of the shareholders (the "EGM") on 20 January 2006 at the Company at 1052 Heping Road, Shenzhen, Guangdong Province, the PRC. The convening of the Domestic Shareholder's Class Meeting, the H Shares Shareholders' Class Meeting and the EGM and the passing of the resolutions thereat complied with the Company Law of the PRC and the Articles of Association of the Company. No Shareholder is required to vote only for or against any resolution at any of the Domestic Shareholder's Class Meeting, the H Shares Shareholders' Class Meeting and the EGM.


I. DOMESTIC SHAREHOLDER'S CLASS MEETING

Holder of the Company's domestic shares ("Domestic Shares") holding an aggregate of 2,904,250,000 Domestic Shares, representing 100% of the total number of Domestic Shares, was present (by proxy) and voted at the Domestic Shareholder's Class Meeting.

The following special resolution was passed at the Domestic Shareholder's Class Meeting by votes

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representing more than two-thirds of the voting rights of holder of Domestic
Shares present (by proxy) at the Domestic Shareholder's Class Meeting and had voted on this special resolution:

"Subject to the approval at: (i) the H Shares Shareholders' Class Meeting and
(ii) the EGM, the proposal for the application for A Share Issue (Details of the A Share Issue are set out in the Circular, a summary of which is set out as follows) was approved:

(a) Class of securities to be issued: RMB-denominated ordinary shares ("A Shares");

(b) Par value of each A Share: RMB1.00 each;

(c) Size of the A Share Issue: Not more than 2,750,000,000 A Shares;

(d) Proposed place of listing: Shanghai Stock Exchange;

(e) Target subscribers: Natural persons and institutional investors within the PRC, except those restricted by the applicable PRC laws and regulations;

(f) Pricing and issuing mechanism: Pricing and issuing mechanism will be determined by the applicable rules and regulations of the China Securities Regulatory Commission; and

(g) Use of proceeds: To finance the acquisition as detailed in the Circular and any surplus will be used as general working capital of the Company.

Resolution approving the proposal shall be valid for one (1) year from the date of approval."

2,904,250,000 Domestic Shares voted in favour of this special resolution and 0 Domestic Share voted against this special resolution, representing 100% and 0%, respectively, of the total number of Domestic Shares carrying voting rights held by the holder of Domestic Shares at the Domestic Shareholder's Class Meeting and had voted on this resolution.


II. H SHARES SHAREHOLDERS' CLASS MEETING

Holders of H Shares holding an aggregate of 1,393,553,998 H Shares, representing approximately 97.36% of the total 1,431,300,000 H Shares, were present in person or by proxy at the H Shares Shareholders' Class Meeting.

The following special resolution was passed at the H Shares Shareholders' Class Meeting by votes
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representing more than two-thirds of the voting rights of holders of H Shares
(including proxies) who were present at the H Shares Shareholders' Class Meeting and had voted on this special resolution:

"Subject to approval at (i) the Domestic Shareholder's Class Meeting and (ii) the EGM, the proposal for the application for the A Share Issue was approved. Resolution approving the proposal shall be valid for one (1) year from the date of approval."

367,655,577 H Shares voted in favour of this special resolution and 4,363,400 H Shares voted against this special resolution, representing approximately 98.83% and 1.17%, respectively, of the total number of H Shares carrying voting rights held by the holders of H Shares who were present in person or by proxy at the H Shares Shareholders' Class Meeting and had voted on this special resolution.


III. EGM

Shareholders and their authorised proxies holding an aggregate of 4,297,803,998 Shares (comprising 2,904,250,000 Domestic Shares and 1,393,553,998 H Shares), representing approximately 99.13% of the Company's total 4,335,550,000 Shares in issue were present in person or by proxy at the EGM.


Special Resolution

The following special resolution was passed at the EGM by votes representing more than two-thirds of the voting rights of the Shareholders (including proxies) present at the EGM and had voted on this special resolution:

"Subject to the approval at: (i) the Domestic Shareholder's Class Meeting; and
(ii) the H Shares Shareholders' Class Meeting, the proposal for the application for the A Share Issue was approved. Resolution approving the proposal shall be valid for one (1) year from the date of approval."

3,292,703,777 Shares (comprising 2,904,250,000 Domestic Shares and 388,453,777 H
Shares) voted in favour of this special resolution and 4,840,550 Shares (all being H Shares) voted against this special resolution, representing approximately 99.85% and 0.15%, respectively, of the total number of Shares carrying voting rights held by the shareholders or their proxies who were present at the EGM and had voted on this special resolution.


Ordinary Resolution
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The following ordinary resolution was passed at the EGM by votes representing more than one-half of the voting rights of the shareholders (including proxies) present at the EGM and had voted on this ordinary resolution:

"The Board was authorized to handle for and on behalf of the Company all matters relevant to the A Share Issue."

3,285,401,977 Shares (comprising 2,904,250,000 Domestic Shares and 381,151,977 H
Shares) voted in favour of this ordinary resolution and 12,143,050 Shares (all being H Shares) voted against this ordinary resolution, representing approximately 99.63% and 0.37%, respectively, of the total number of Shares carrying voting rights held by the shareholders who were present at the EGM and had voted on this ordinary resolution.

Hong Kong Registrars Limited, the Company's registrar, was appointed as the scrutineer for the vote-taking.


By order of the board of directors of
Guangshen Railway Company Limited
Wu Junguang
Chairman

Shenzhen, the PRC

20 January 2006

As at the date of this announcement, the executive Directors are Wu Junguang, Li Kelie and Yang Jinzhong; the non-executive Directors are Hu Lingling, Wu Houhui and Wen Weiming; and the independent non-executive Directors are Chang Loong Cheong, Deborah Kong and Wilton Chau Chi Wai.